Exhibit 99.116

Notice of Special Meeting of Shareholders

and Management Information Circular

September 4, 2019

These materials are important and require your immediate attention. They require shareholders to make important decisions. If you are in doubt as to how to deal with these materials or the matters they describe, please contact your financial, legal, tax or other professional advisors.

TABLE OF CONTENTS

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS		3

VOTING AND PROXIES		5

1	APPOINTMENT AND REVOCATION OF PROXIES	5

2	INSTRUCTIONS FOR NON-REGISTERED SHAREHOLDERS	5

3	EXERCISE OF DISCRETION BY PROXY HOLDERS	6

4	VOTING RIGHTS, VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	6

4.1	VOTING RIGHTS AND VOTING SHARES	6

4.2	PRINCIPAL HOLDERS OF SECURITIES	7

BUSINESS OF THE MEETING		8

1	NAME CHANGE	8

1.1	RATIONALE FOR THE NAME CHANGE	8

1.2	PROCEDURE FOR IMPLEMENTING THE NAME CHANGE	8

1.3	NO DISSENT RIGHT	8

1.4	TSX SYMBOL	8

2	OTHER MATTERS	9

AUDITORS		9

MANAGEMENT CONTRACTS		9

INTEREST OF INFORMED PERSONS AND OTHERS IN MATERIAL TRANSACTIONS		9

SHAREHOLDERS’ PROPOSALS		9

ADDITIONAL INFORMATION		10

DIRECTORS’ APPROVAL		10

SCHEDULE “A” APPROVAL OF THE CHANGE OF NAME		11

Prometic Life Sciences Inc.
Page | 2	Management Information Circular

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT a Special Meeting of Shareholders (the “Meeting”) of Prometic Life Sciences Inc. (the “Company” or “Prometic”) will be held on Thursday, October 3, 2019 at 8:30 a.m. (Montreal time) at 1155 René-Lévesque Boulevard West, Montréal, Québec, H3B 3V2, for the following purposes:

1

to consider and, if deemed advisable, to pass, with or without variation, a special resolution of the shareholders, the full text of which is reproduced in Schedule “A” to the accompanying management information circular dated September 4, 2019 (the “Management Information Circular”), to authorize the board of directors of the Company (the “Board”) to amend the Company’s articles to effect the change of name of the Company to “Liminal BioSciences Inc.”, or such other name as may be accepted by the relevant regulatory authorities and approved by the Board (the “Name Change”) (for details, see subsection “Name Change” under the “Business of the Meeting” section of the Management Information Circular); and

2	to transact such other business as may properly be brought before the Meeting or any reconvened meeting following its adjournment or postponement.

Additional information on the above matters can be found in the Management Information Circular under the heading “Business of the Meeting”.

A copy of the Management Information Circular and a Form of Proxy or Voting Instruction Form for the Meeting are attached to this Notice of Meeting. Shareholders are reminded to review the Management Information Circular carefully before voting because it has been prepared to help you make an informed decision.

By order of the Board of Directors,

(s) Marie Iskra

Marie Iskra

General Counsel

Laval, Québec, this 4th day of September, 2019

IMPORTANT

If you cannot attend the Meeting personally, please sign, date and return the enclosed Form of Proxy in the envelope provided for that purpose to the transfer agent of the Company, Computershare Trust Company of Canada, 100 University Avenue, 9th floor, Toronto, Ontario M5J 2Y1, no later than forty-eight hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any reconvened meeting following its adjournment or postponement.

Prometic Life Sciences Inc.
Management Information Circular	Page | 3

Dear Shareholders:

On behalf of Prometic Life Sciences Inc. (“Prometic” or the “Company”), it is with great pleasure that we invite you to attend a special meeting of shareholders to be held at 8:30 a.m. (EST) on October 3, 2019. Your participation at this meeting is very important and we encourage you to review the attached management information circular (the “Circular”), which includes information for the holders of Prometic common shares.

The Circular requests your approval to change the Company’s name to “Liminal BioSciences Inc.”. The proposed name change is another step in the series of actions taken since April 23, 2019 to renew the Company. Together with the Company’s new capital structure and business model, this name change underscores our new leadership’s determination to turn the page on the past and focus on developing the Company’s assets to maximize shareholder value. We believe that “Liminal BioSciences Inc.” truly represents the Company’s new vision and values.

We encourage you to vote on the matters set out in this Circular by following the proxy instructions set out herein and returning your proxy or voting instruction form (as applicable) by the applicable deadline.

It is a great privilege and responsibility to steward another’s capital and we will endeavour to realize Prometic’s potential value. Thank you for your continued support of the Company.

Yours very truly,

(s) Stefan Clulow

Stefan Clulow Chair of the Board of Directors

Prometic Life Sciences Inc.
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VOTING AND PROXIES

This Management Information Circular (the “Circular”) is provided in connection with the solicitation of proxies by or on behalf of the management of Prometic Life Sciences Inc. (the “Company”, “Prometic” or “We”) to all shareholders of the Company, for use at the Special Meeting of Shareholders of the Company (the “Meeting”) to be held on Thursday, October 3, 2019 at the time and place and for the purposes set forth in the notice of meeting (the “Notice of Meeting”) and at any adjournment or postponement thereof. The information contained herein is given as at September 4, 2019, except as indicated otherwise. The solicitation will be made by mail, but proxies may also be solicited personally or by telephone, by directors, officers or employees of the Company. The costs of this solicitation of proxies will be borne by the Company.

1	Appointment and Revocation of Proxies

The persons proposed as proxies in the accompanying Form of Proxy are directors of the Company. A shareholder desiring to appoint some other person (who does not need to be a shareholder of the Company) to represent him at the Meeting may do so either by striking out the names designated in the accompanying Form of Proxy and inserting such other person’s name in the space provided or by completing another appropriate Form of Proxy and, in either case, by delivering the completed proxy or proxies to the General Counsel of the Company or to its transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment or postponement thereof.

An individual shareholder must sign his name on the Form of Proxy exactly as the shares are registered.

For a corporation or other legal entity, the Form of Proxy must be signed by a duly authorized officer or attorney of the shareholder. If shares are registered in the name of an executor, administrator or trustee, the Form of Proxy must be signed exactly as the shares are registered.

If the shares are registered in the name of a deceased or other shareholder, the shareholder’s name must be printed in the space provided, the Form of Proxy must be signed by the legal representative with his name printed below his signature and evidence of authority to sign on behalf of the shareholder must be attached to the proxy.

In many cases, shares beneficially owned by a holder are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Beneficial holders should, in particular, review the heading ”Instructions for Non-Registered Shareholders” in this Circular and carefully follow the instructions of their intermediaries.

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or by his attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or representative duly authorized in writing, and deposited with the Corporate Secretary of the Company or its transfer agent, Computershare Trust Company of Canada, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, or with the Chair of the Meeting prior to the commencement of the Meeting or any adjournment or postponement thereof.

2	Instructions for Non-Registered Shareholders

The information set forth in this section is of significant importance to shareholders, as many of them hold their common shares (“Common Shares”) through brokers and their nominees and not in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of the Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares

Prometic Life Sciences Inc.
Management Information Circular	Page | 5

will not be registered under the name of the shareholder of the Company. Such Common Shares will more likely be registered under the name of “CDS and Co.”, as depository. Common Shares held by brokers or their nominees can only be voted (FOR or AGAINST any resolution or withhold from voting) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and nominees are prohibited from voting shares for their clients.

The applicable regulatory policy requires intermediaries and brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The voting instruction form that is supplied to a Beneficial Shareholder by its broker is similar to the Form of Proxy provided to registered shareholders; however, the purpose of the voting instruction form is limited to instructing the registered shareholder on how to vote on behalf of the Beneficial Shareholder. A Beneficial Shareholder receiving a voting instruction form from an intermediary (the “Voting Instruction Form”) cannot use that proxy form to vote Common Shares directly at the Meeting, rather the proxy must be returned to the intermediary well in advance of the Meeting in order to have the Common Shares voted. A Beneficial Shareholder who wants to attend the Meeting and vote in person should carefully follow the instructions set forth in the Voting Instruction Form.

The Company does not send proxy-related materials directly to Beneficial Shareholders and is not relying on the notice-and-access provisions of securities laws for delivery to either registered or Beneficial Shareholders. The Company intends to pay for proximate intermediaries to send the proxy-related materials to objecting beneficial owners.

Unless otherwise indicated in this Circular, the form of proxy and the Notice of Meeting attached hereto, shareholders shall mean registered holders.

3	Exercise of Discretion by Proxy Holders

The Common Shares in respect of which the persons are named in the enclosed Form of Proxy will be voted or withheld from voting, on any ballot that may be called for, in accordance with the instructions received and, where a choice is specified, will be voted accordingly. In the absence of such instructions, such Common Shares will be voted IN FAVOUR of the matters set forth in the Notice of Meeting.

The enclosed Form of Proxy confers discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and other matters, which may properly be brought before the Meeting. At the date of this Circular, management is not aware of any such amendment or other matter to be presented for action at the Meeting. If such amendments, variations or other business are properly presented for action at the Meeting or at any adjournment or postponement thereof, the persons designated in the enclosed Form of Proxy will vote thereon in accordance with their judgment, pursuant to the discretionary authority conferred by the proxy with respect to such amendment or matters.

4	Voting Rights, Voting Shares and Principal Holders Thereof

4.1	Voting Rights and Voting Shares

As at September 4, 2019, 23,313,164 Common Shares were issued and outstanding, each carrying the right to one vote per Common Share. Except as hereinafter provided, at the Meeting, each holder of Common Shares shall be entitled to one vote for each such share registered in the holder’s name on September 3, 2019 (the “record date”).

The affirmative vote of at least two-thirds of the votes cast by the shareholders present in person or by proxy at the Meeting is required for the approval of the special resolution (the “Name Change Resolution”) approving the change of name of the Company to “Liminal BioSciences Inc.” or such other name as may be accepted by the relevant regulatory authorities and approved by the Board (the “Name Change”), to be presented to shareholders at the Meeting.

Prometic Life Sciences Inc.
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The voting rights attached to the issued and outstanding Common Shares represent 100% of the aggregate voting rights attached to the Company’s issued and outstanding securities.

4.2	Principal Holders of Securities

As at September 4, 2019, to the knowledge of the Company’s directors and officers, no person other than the persons listed below beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than ten percent (10%) of the voting rights attached to the voting securities of the Company.

Name	Class of Securities	Number of Securities	% of Common Shares Issued and Outstanding
Structured Alpha LP (“SALP”)	Common Shares	16,718,235	71.7%
Consonance Capital Management	Common Shares	3,287,311	14.1%
LP (“Consonance”)(1)

(1)	Being Consonance Capital Master Account LP (3,029,869) and P Consonance Opportunities LTD (257,442).

Prometic Life Sciences Inc.
Management Information Circular	Page | 7

Business of the meeting

The Meeting will be constituted as a special meeting of shareholders.

At the Meeting, shareholders will be asked to consider and vote on: (a) the Name Change Resolution; and (b) such other business as may properly be brought before the Meeting or any reconvened meeting following its adjournment or postponement.

1	Name Change

1.1	Rationale for the Name Change

The purpose of the Name Change is to provide the Company with a more distinctive brand identity within the life sciences industry, one that better reflects the growth potential of the Company’s core businesses. On management’s recommendation, the board of directors of the Company (the “Board”) has approved changing the name of the Company from “Prometic Life Sciences Inc.” to “Liminal BioSciences Inc.”, or such other name as may be accepted by the relevant regulatory authorities and approved by the Board. The Company currently intends to re-focus its vision and strategy to go beyond expectations to further develop our pipeline of drug candidates. As part of this strategic focus, management and the Board have determined that the Company’s name be changed to “Liminal BioSciences Inc.” to better align with the Company’s core vision and values.

1.2	Procedure for Implementing the Name Change

Assuming that the requisite approval of shareholders is obtained for the passing of the Name Change Resolution, such approval would give the Board authority to implement the Name Change at any time prior to the first anniversary of the date of such approval. Notwithstanding approval of the Name Change by shareholders, the Board retains the right not to proceed with the Name Change if it determines that completing the Name Change would not be in the best interests of the Company or its shareholders.

The full text of the special resolution approving the Name Change is attached to this Circular as Schedule “A”.

A special majority of at least two-thirds (2/3) of the votes cast at the Meeting in person or represented by proxy is required in order to pass the Name Change Resolution.

The implementation of the Name Change Resolution is conditional upon the Company obtaining the necessary regulatory consents, including the approval of the TSX.

1.3	No Dissent Right

Under the CBCA, shareholders do not have dissent and appraisal rights with respect to the Name Change.

1.4	TSX Symbol

If shareholders vote to approve the Name Change, the Company also intends to change its ticker symbol on the TSX, from “PLI” to “LMNL” in connection therewith. The implementation of the Name Change Resolution is conditional upon the Company obtaining the necessary regulatory consents, including the approval of the TSX.

The Board believes that the proposed Name Change is in the best interest of the Company and its shareholders and unanimously recommends that shareholders vote “FOR” the Name Change Resolution. Unless instructed to vote against in the accompanying Form of Proxy, it is the intention of the persons named therein to vote the Common Shares represented thereby “FOR” the Name Change Resolution.

Prometic Life Sciences Inc.
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2	Other Matters

Management is not aware of any matters to be brought before the Meeting other than those set forth in the Notice accompanying this Circular.

Auditors

The current auditors, PricewaterhouseCoopers LLP, have served as auditors of the Company since their appointment at the last annual general and special meeting of the Company on June 19, 2019.

Management Contracts

The management functions of the Company are not to any substantial degree performed other than by the directors or officers of the Company.

Interest of Informed Persons and Others in Material Transactions

On April 23, 2019, the Company completed a series of restructuring and refinancing transactions with SALP and Consonance. For additional information, please refer to the material change reports filed by the Company on SEDAR on April 18, 2019 and April 24, 2019. Mr. Stefan Clulow and Mr. Zachary Newton were designated by SALP to sit on the Board, pursuant to a loan agreement entered into between SALP and the Company on April 23, 2019 (the “Loan Agreement”). Pursuant to the Loan Agreement, SALP is entitled to designate two persons for election to the Board. Mr. Stefan Clulow and Mr. Zachary Newton were elected to the Board at the Company’s annual general and special meeting held on June 19, 2019.

On June 17, 2019, the Company completed a rights offering. For additional information, please refer to the material change reports filed by the Company on SEDAR on May 22, 2019 and June 18, 2019.

Copies of the material change reports mentioned above are available on the Company’s profile at www.sedar.com. Upon request, the Company will promptly provide a copy of such material change reports free of charge to a shareholder of the Company.

Other than as mentioned above, management of the Company is not aware of any direct or indirect material interest of (i) any director or executive officer of the Company or subsidiary of the Company, or (ii) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both to which are attached more than 10% of the voting rights attached to all outstanding voting securities of the Company, or (iii) any associate or affiliate of any such person, in any transaction since the beginning of the Company’s most recently completed financial year, or in any proposed transaction that has materially affected or would materially affect the Company or any of its subsidiaries.

Shareholders’ Proposals

The CBCA provides, in effect, that a registered holder or beneficial owner of Common Shares entitled to vote at an annual meeting of the Company may submit to the Company notice of any matter that the person proposes to raise at the meeting (the “Proposal”) and discuss at the meeting any matter in respect of which the person would have been entitled to submit a Proposal. The CBCA further provides, in effect, that the Company must set out the Proposal in its management information circular along with, if so requested by the person who makes the Proposal, a statement in support of the Proposal by such person. However, the Company will not be required to set out the Proposal in its management information circular or include a supporting statement if, among other things, the Proposal is not submitted to the Company at least ninety (90) days before the anniversary date of the notice of meeting that was sent to the shareholders in connection with the previous annual meeting of shareholders of the Company. The deadline for submitting a proposal to the Company in connection with the next annual meeting of shareholders is February 7, 2020.

Prometic Life Sciences Inc.
Management Information Circular	Page | 9

The foregoing is a summary only; shareholders should carefully review the provisions of the CBCA relating to Proposals and consult with a legal advisor.

Additional Information

The Company is a reporting issuer under the securities acts of all provinces of Canada and is thereby required to file financial statements and management information circulars with the various securities commissions in such provinces. The Company also files an annual information form annually with such securities commissions. Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for its most recently completed financial year. Copies of the Company’s latest annual information form, latest audited financial statements, interim financial statements filed since the date of the latest audited financial statements, latest Management’s Discussion and Analysis, and latest management information circular may be obtained upon request or on the website www.sedar.com. Requests should be addressed to the General Counsel of the Company at 440 Armand-Frappier Blvd., Suite 300, Laval, Québec, H7V 4B4 (Telephone: 450-781-0115 or Fax: 450-781-4457). The Company may require the payment of a reasonable charge when the request is made by a person other than a holder of securities of the Company. Additional information relating to the Company may be found on the website www.sedar.com.

Directors’ Approval

The Board has approved the content of this Circular including any attached schedules hereto and the sending of it to each shareholder entitled to receive the Notice of the Meeting, to each director and to the auditors of the Company.

(s) Marie Iskra

Marie Iskra General Counsel
Laval, Québec, this 4th day of September, 2019

Prometic Life Sciences Inc.
Page | 10	Management Information Circular

Schedule “A”

Approval of the Change of Name

“BE IT RESOLVED THAT:

1

pursuant to Section 173(1) of the CBCA, the Company is hereby authorized to amend its articles to change its name from “Prometic Life Sciences Inc.” to “Liminal BioSciences Inc.” (the “Name Change”), or such other name as may be accepted by the relevant regulatory authorities and approved by the board of directors of the Company;

2

any officer or director of the Company is hereby authorized to execute and deliver all such other documents and to do and perform all acts and things deemed necessary or advisable to give effect to this special resolution, including, without limitation, the determination of the effective date of the Name Change, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination;

3

notwithstanding that these resolutions have been duly passed by the shareholders of the Company, the Board is hereby authorized, at its sole discretion and without further approval of or notice to the shareholders of the Company, to determine not to implement the Name Change and revoke these resolutions before they are acted on in whole or in part; and

4

any director or officer be and is hereby authorized, to execute and deliver all such other deeds, documents and other writings and perform such other acts deemed necessary or advisable to give effect to this special resolution, including compliance with all securities laws and regulations.”

Prometic Life Sciences Inc.
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